February 20, 2009

Barbara Jacobs, Esq.

Assistant Director

Office of Computers and On Line Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Mentor Graphics Corporation
Form 10-K for the fiscal year ended January 31, 2008, filed March 19, 2008
Form 10-Q for the quarter ended October 31, 2008, filed December 5, 2008
Definitive Proxy Statement on Schedule 14A filed May 9, 2008
File No. 0-13442

Dear Ms. Jacobs,

Mentor Graphics Corporation (the “Company”) respectfully submits this response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 30, 2008, with respect to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments in bold immediately preceding each of our responses.

Form 10-K

Business, page 3

1.	In future filings, ensure that you have provided the information required by Item 101(c)(1)(iii) of Regulation S-K in regard to the sources and availability of raw materials, including a discussion of the terms of your purchase contracts. We note the risk factor on page 9 in which you state that you obtain hardware components from a limited number of suppliers.

Response:

Although we purchase two specifically manufactured components from single source vendors for our emulation hardware products, emulation product revenues represented only approximately 2% of our total revenues in fiscal 2008. In addition, our total purchase commitment for these components was less than $0.5 million as of January 31, 2008. We do not rely on sole or limited source suppliers with respect to raw materials for our other products, all of which are software products. We do not have purchase contracts with the suppliers of our emulation hardware components; rather, we only have purchase orders on an order-by-order basis. Therefore, we do not believe that any further disclosure is required under Item 1.01(c)(1)(iii). We will delete the related risk factor in future filings, to the extent emulation product revenues and purchase commitments continue to be immaterial to the Company’s business and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Environment, page 16

2.	We noted your general discussion and your statement that you believe that you are well positioned among your competitors to continue your trend of growing at, or above, EDA market growth rates. In future filings, please expand your discussion to provide insight into not only material opportunities, but also challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, and how they intend to address such challenges and risks. We note, for example, that your CEO in the earnings conference call for your fourth quarter of 2008 indicated that you intend to cut costs to address the anticipated slow down in fiscal 2009. See Section III.A of SEC Release 33-8350 (Dec. 29, 2003).

Response:

In future periodic reports, we will disclose material opportunities, and also challenges and risks, on which our executives are most focused for both the short and long term, as well as how the Company intends to address these challenges and risks. We will include disclosure of known trends and uncertainties as the effects of the current volatile and dynamic economic environment and market conditions, and our plans to address these and other challenges and risks, become clearer. For example, we will include disclosure of significant cost cutting or spending reallocation measures in future filings.

Results of Operations, page 20

3.

In future filings, ensure that you provide a narrative discussion of the extent to which increase in revenues are attributable to increases in prices, volume or the introduction of new products or services. Additionally, quantify the extent to which increases in revenues are attributable to organic growth versus acquisitions. Refer to Item 303(a)(3)(iii) of Regulation S-K. As an example, you indicate that system and software revenues were higher in 2008 due to the increase in sales of certain products. Explain the reasons for the increase in product sales. State whether you expect this trend to continue.

Under Service and Support revenues, you indicate that due to your acquisition of Sierra Design Automation, your new Olympus-SoC place and route product contributed to increased revenues. Quantify the amount of revenues attributable to the new product.

Response:

We believe that material changes in our system and software revenue from period to period are, and historically have been, primarily the result of changes in the volume of our new and renewed product licenses and the mix of license types executed during the applicable reporting period. Customer decisions regarding the size and duration of agreements, and the timing of execution of agreements, are significant components of the changes in revenue from period to period. Similarly, because we recognize a significant portion of our revenue upon delivery of licensed software, the license terms and types of agreements with customers can impact revenue from one period to the next.

Under our business model (which is typical for our industry), changes in price or volume in any given period generally have not correlated to changes in the revenue we have recognized during that period. Our management believes that due to the multiple variables involved in our pricing (license duration, discount levels, remix rights and access rights such as the ability to use our products over a local area network or wide area network), pricing and volume analyses have limited value to investors. As such, we respectfully submit that discussions of pricing and volume would not provide meaningful information to investors, as they are not material to an understanding of our results of operations. In future filings, we will add explanatory language substantially as follows to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Environment”:

“We derive system and software revenue primarily from the sale of term software license contracts, which are typically three to four years in length. We generally recognize revenue for these arrangements upon product delivery at the beginning of the license term. Larger enterprise-wide customer contracts, which typically represent over 50% of our system and software revenue, drive the majority of our period-to-period revenue variances. Some of these contracts include unlimited or nearly unlimited access to a fixed list of products, which results in varied pricing discounts. For these reasons, the timing of contract renewals is the primary driver of revenue changes from period to period.”

We note that our response to the Staff’s comment is generally consistent with the responses of the other two major companies in the electronic design automation industry to similar comments from the Staff (see the letter from Cadence Design Systems, Inc. to the Staff, dated as of June 13, 2008, and letters from Synopsys, Inc. to the Staff, dated as of June 12, 2008 and July 21, 2008).

4.	Throughout this section, and also in the Liquidity and Capital Resources section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. In future filings, revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term “primarily” to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). As an example, you indicate that service and support revenues increased primarily from growth in the installed base of customers under support contracts related to certain products, and that you also had growth from new and emerging markets. Quantify the amounts attributable to each factor.

Response:

Except as noted above in response to Comment 3, in future periodic reports, we will, to the extent practicable, quantify the changes attributable to the factors or events that we identify as contributing to material changes to our revenues, operating expenses and other income or expenses. For example, in response to the Staff’s comment, we will include disclosure similar to the following:

“The $19,684 increase in service and support revenues for the year ended January 31, 2008 compared to the year ended December 31, 2006 resulted primarily from growth of $17,400 in the installed base of customers under support contracts related to IC Design to Silicon, led by the 0-In, Calibre and Extraction products, including growth in support revenues from New and Emerging Markets, specifically in the Electronic System Level Group and Integrated System Design, specifically in our PADS products.”

Form 10-Q

Liquidity and Capital Resources

Capital Resources, page 39

5.	Ensure that you have described all of the material terms of your revolving credit facility. We note that you must satisfy certain financial covenants in order to borrow under the facility. Describe the financial covenants and state whether you are in compliance as of the most recent fiscal period.

Response:

In future filings, the Company will provide a specific description of the financial covenants of our revolving credit facility and will state whether the Company is in compliance as of the most recent fiscal period, which disclosure will read substantially as follows:

“In June 2005, we entered into a syndicated, senior, unsecured, four-year revolving credit facility that replaced an existing three-year revolving credit facility. In April 2008, we extended this revolving credit facility by two years to June 1, 2011. In May 2008, we increased the maximum borrowing capacity from $120,000 to $140,000 and retained an option to increase it by an additional $10,000 in the future. Under this revolving credit facility, we have the option to pay interest based on: (i) LIBOR with varying maturities which are commensurate with the borrowing period we select, plus a spread of between 1.0% and 1.6%, or (ii) prime plus a spread of between 0.0% and 0.6%, based on a pricing grid tied to a financial covenant. As a result, our interest expense associated with borrowings under this revolving credit facility will vary with market interest rates. In addition, commitment fees are payable on the unused portion of the revolving credit facility at rates between 0.25% and 0.35% based on a pricing grid tied to a financial covenant. We paid commitment fees of $89 for the three months ended October 31, 2008 and $259 for the nine months ended October 31, 2008 compared to $77 for the three months ended October 31, 2007 and $228 for the nine months ended October 31, 2007. Our revolving credit facility contains certain financial and other covenants, including the following:

•	Our adjusted quick ratio (ratio of sum of cash and cash equivalents, short-term investments and net current receivables to total current liabilities) shall not be less than 0.85;

•

Our tangible net worth (total assets (exclusive of goodwill, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and premium and other like intangibles) minus total liabilities (including accrued and deferred income taxes)) must exceed the calculated required tangible net worth as specifically defined in the credit agreement;

•	Our leverage ratio (ratio of total liabilities less subordinated debt to sum of subordinated debt and tangible net worth) shall not be greater than 2.20;

•	Our senior leverage ratio (ratio of total debt less subordinated debt to sum of subordinated debt and tangible net worth) shall be less than 0.90; and

•

Our minimum cash and accounts receivable ratio (ratio of sum of cash and cash equivalents, short-term investments and 47.5% of net current accounts receivable, to outstanding credit agreement borrowings) shall not be less than 1.25.

The credit facility prevents us from paying dividends. We were in compliance with all financial covenants as of October 31, 2008.

We borrowed $30,000 against the revolving credit facility with a 4.00% interest rate during the three and nine months ended October 31, 2008. We had no borrowing during the three and nine months ended October 31, 2007 against this facility. As of October 31, 2008, we had an outstanding balance of $30,000. As of January 31, 2008, we had no outstanding balance against this revolving credit facility, and we were in compliance with all financial covenants.”

Definitive Proxy Statement

Information Regarding Executive Officer Compensation, page 9

6.	In future filings move your CD&A to the front of this section, so that it puts into perspective for investors the numbers and narrative that follow it. Refer to Section II.B.I of Release No. 34-54302A (Nov. 7, 2006).

Response:

In future filings, we will move the CD&A to the front of the executive officer compensation section of its proxy statement.

Compensation Discussion and Analysis

Elements and Objectives of our Compensation Program

Use of Benchmark Data, page 17

7.	You indicate that each year your VP of Human Resources selects a peer group of companies. In future filings, describe the methodology used for selecting the companies in the peer group. To the extent that the peer group changes from year to year, the rationale for this change should be discussed. Additionally, discuss the extent to which you considered the comparative performance of the peer group companies and, if you did, how your performance compares to them.

Response:

In future filings, we will (a) describe the methodology used to select the peer group companies, (b) describe any applicable changes in its peer group (and the rationale for such changes), and (c) discuss the extent to which the comparative performance of the peer group was considered in connection with compensation decisions, as well as the Company’s performance as compared to the peer group companies.

Base Salaries, page 18

8.	You indicate that salary ranges are determined with the midpoint of the range largely based on the average of the 50th percentile of salaries paid for comparable positions by the peer group, if there is sufficient data. In future filings, explain what occurs if there is not sufficient data.

Response:

In future filings, we will include a discussion of the effect of insufficient peer group data regarding base salaries of comparable positions.

9.	You indicate that prior to the increase in Dr. Rhines’ salary it was slightly below the 50th percentile for CEO’s in the peer group, and also that you do not use peer group data to set Mr. Hinckley’s salary, as it is kept at about 80% of Dr. Rhines’ salary. In future filings, state how Dr. Rhines’ increased salary and Mr. Hinckley’s salary compares to the peer group.

Response:

In future filings, we will include a discussion of how the base salaries of each of Dr. Rhines and Mr. Hinckley compare to the officers of peer group companies who are serving in similar roles.

10.	You refer to Mr. Hinckley’s “unusually strong” role as your President, and also to a subjective evaluation of the individual performance of the Messrs. Derrick, Maulsby and Potts as factors in setting their salary. In addition we note that the Compensation Committee awarded stock options to each NEO in excess of the matrix amount created by the HR department. In future filings, provide meaningful and concise descriptive information regarding the individual accomplishments that resulted in awards of bonuses or other forms of compensation to each NEO to enable shareholders to better understand the nature of the NEO’s accomplishments and how they benefited the company. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

In future filings, we will include disclosure pursuant to Item 402(b)(2)(vii) of Regulation S-K regarding the individual accomplishments of each NEO that had a material effect on the Company’s decision to award bonuses or other forms of compensation.

Annual Variable Incentive Plan, page 19

11.	We note that the Compensation Committee has the discretion to increase target bonus percentages during the year and to reduce or augment stock option grants in relation to the matrix created by the HR department. In future filings, discuss in general the circumstances that would result in the use of the discretion and whether such discretion could also be used to decrease target bonus percentages during the year.

Response:

In future filings, we will discuss the circumstances which would result in the use of the Committee’s discretion to increase target bonuses or increase the size of stock option grants, as well as whether such discretion could be used to decrease target bonus percentages during the year.

12.	In future filings, discuss how the data from the peer group survey is used to set bonus amounts.

Response:

In future filings, we will include a discussion of how any peer group survey data is used to set the bonus amounts.

13.	You indicate that in order for NEOs to earn 75% of the target bonus payout for fiscal year 2008, you had to achieve adjusted operating income of $77 million, and that since you achieved adjusted operating income of $87 million the payout was 108%. In future filings, specify how you determined the amount of the bonus you paid pay by providing, preferably in a tabular format, the levels of adjusted operating income that must be achieved in order to receive various increments of the bonus. Provide similar information for the bonuses paid to Messrs. Derrick and Potts. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings, we will specify how the Compensation Committee determines the various increments of bonus amounts based on the level of adjusted operating income (or, as applicable, any divisional targets used with respect to a NEO’s bonus).

14.	You indicate that a portion of Messrs. Derrick and Potts’ bonus requires their respective divisions to achieve certain levels of performance. As a result, it appears that the targets you set for evaluating performance are a material part of your compensation policy. In future filings, please disclose the targets, or tell us why you have not disclosed them. If you disclose the targets, discuss whether, for each executive, he met those targets, including a discussion of by what margin or amount the targets were, or were not, met. If you do not disclose the targets, we presume that you have a detailed analysis supporting exclusion of the targets. Refer to Instruction 4 of the Instructions to Item 402(b) of Regulation S-K. In that event, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level.

Response:

In future filings, we will disclose targets with respect to division performance used to determine the bonuses for Messrs. Derrick and Potts, except where the disclosure of such targets could cause the Company competitive harm or such targets are not material to an understanding of the Company’s compensation policies and programs. To the extent that such specific performance targets are disclosed, we will also discuss the extent to which each executive met (or did not meet) such targets. In the event specific performance targets for the divisions are not disclosed, we will, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, disclose how difficult it will be for the executives to achieve the undisclosed performance targets.

********

As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call John Huber of Latham & Watkins LLP at (202) 637-2242 to discuss our response to the Staff’s comments.

Sincerely,

/s/ Dean Freed
Dean Freed
Vice President, General Counsel